EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

NOVONIX Announces Entry into Funding Agreement with Yorkville Advisors Global, LP

•
NOVONIX to issue up to US$100,000,000 of unsecured convertible debentures to YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP (“Yorkville”), under the terms of a multi-tranche funding agreement ("Funding Agreement")
•
Yorkville has agreed to provide NOVONIX with funding of up to US$57,000,000 under the first two tranches of the Funding Agreement
•
US$24,500,000 first tranche of convertible debentures raising US$23,275,000, to be issued and fully drawn down upfront, without shareholder approval
•
US$35,500,000 second tranche of convertible debentures, raising up to an additional US$33,725,000 through one or more drawdowns, to be issued subject to shareholder approval at an Extraordinary General Meeting ("EGM") to be held on or around 9 September 2025
•
NOVONIX has agreed to issue an additional tranche of US$40,000,000 convertible debentures, subject to shareholder approval at the EGM. Funding may only be drawn down under this additional tranche by mutual agreement between NOVONIX and Yorkville
•
The headline amount of funding that could be provided to NOVONIX, if all convertible debentures are issued and amounts are fully drawn, is US$95,000,000
•
Debentures issued to Yorkville under the Funding Agreement are convertible into fully paid ordinary shares of NOVONIX

Chattanooga, TN (USA), July 24, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company announces the entry into a definitive Funding Agreement. Under the Funding Agreement, Yorkville has agreed to provide NOVONIX with funding of up to US$57,000,000, with an additional funding tranche of up to US$38,000,000, able to be drawn down by mutual

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agreement between the parties, in exchange for the issue of up to US$100,000,000 of unsecured convertible debentures to Yorkville.

Goldman Sachs & Co. LLC is serving as exclusive financial advisor to NOVONIX.

Background

The proceeds from these convertible notes will provide additional capital for the continued build-out of our Riverside facility in Chattanooga, Tennessee and for general corporate purposes. The Company expects to begin shipping commercial-grade synthetic graphite from Riverside later this year with mass production starting next year for our lead customer, Panasonic.

“The start of commercial production will mark a critical milestone for the Company as we continue to establish and build a domestic supply chain for synthetic graphite in North America,” said Mike O’Kronley, CEO of NOVONIX. “As we further expand our operations in Tennessee, we remain focused on significantly increasing production of this essential critical mineral while strengthening American manufacturing, creating high-quality jobs, and ensuring that the U.S. possesses a resilient, reliable foundation for next-generation technologies."

Constructive dynamics of late across the sector are building momentum for the future of NOVONIX. With the first large-scale production site dedicated to synthetic graphite for the battery sector in North America, NOVONIX is uniquely positioned to access U.S.-based capital sources.

NOVONIX has increased its financial flexibility and bolstered its capital structure, through this significant institutional investment in the form of convertible debentures by an affiliate of Yorkville, in coordination with Goldman Sachs & Co. LLC as exclusive financial advisor to NOVONIX. The terms of the investment provide NOVONIX with the ability, subject to certain conditions, to access up to an aggregate of $95,000,000 of funding through the issuance of up to US$100,000,000 of convertible debentures, if the US$40,000,000 additional tranche is ultimately funded. The proceeds from these convertible debentures will provide additional time for the Company to secure its additional funding requirements for the Riverside site and our planned second mass production site at Enterprise South.

Prior to entering into the Funding Agreement, NOVONIX and Goldman Sachs & Co. LLC assessed various fundraising alternatives, including the issuance of common equity and other forms of equity-linked capital, to meet the Company's objectives. NOVONIX concluded that the other alternatives available were not on commercial terms that were as attractive, and did not provide sufficient certainty of funding, as compared with the

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proposed Convertible Debentures, and that such other alternatives were therefore not in the best interests of the Company's shareholders.

Funding

Under the Funding Agreement, Yorkville has agreed to provide NOVONIX with up to US$57,000,000 in funding. An additional funding tranche of up to US$38,000,000 can be funded by mutual agreement between NOVONIX and Yorkville.

In exchange, NOVONIX has agreed to issue to Yorkville debentures that are convertible into fully paid ordinary shares in NOVONIX (“Convertible Debentures”), at a 5% discount price to the aggregate face value of the Convertible Debentures (being US$100,000,000), on the terms set out in the Funding Agreement.

The funding will be provided, and Convertible Debentures issued, progressively over a series of tranches, as follows:

•
Upfront issue and drawdown of 24,500,000 Convertible Debentures to Yorkville (“First Drawdown Convertible Debentures”) for funding of US$23,275,000 pursuant to the Company's available placement capacity under ASX Listing Rule 7.1;
•
Subject to NOVONIX receiving shareholder approval at the EGM, NOVONIX will issue 35,500,000 Convertible Debentures to Yorkville (“Second Drawdown Convertible Debentures”), which will permit NOVONIX to draw down up to an additional US$33,725,000 during the period between the issue of the Second Drawdown Convertible Debentures and 21 January 2026 (being 180 days after issue of the First Drawdown Convertible Debentures) as follows:
o
a second funding at any time during this period, subject to a funding cap at the time of drawdown of US$33,725,000 (including amounts outstanding in respect of the First Drawdown Convertible Debentures); and
o
on 21 January 2026, the balance of the US$57,000,000 in aggregate funding may be drawn down; and
•
Subject to NOVONIX receiving shareholder approval at the EGM, NOVONIX will issue an additional tranche of 40,000,000 Convertible Debentures to Yorkville (“Additional Drawdown Convertible Debentures”). Once issued, the parties can agree to draw down an additional tranche of funding, of an amount to be mutually agreed between the parties up to US$38,000,000, bringing total funding up to US$95,000,000 if all Convertible Debentures are issued and fully drawn. The parties

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have the option to agree to draw down the full amount of the additional tranche, or any lesser amount, or may not agree to draw down under the additional tranche at all.

The drawdown of funds by NOVONIX in respect of the Second and Additional Drawdown Convertible Debentures is also subject to the satisfaction of certain conditions precedent at the time of drawdown, as described below.

Convertible Debentures

Under the terms of the Funding Agreement, once drawn, Yorkville may elect to convert any part or all of the face value of the Convertible Debentures at any time until (but excluding) the third trading day prior to the relevant maturity date.

The number of shares to be issued upon any conversion is calculated in accordance with a variable formula which depends on both the market price of the Company's shares on ASX and the AUD/USD exchange rate at the time of conversion. This is subject to an upper limit (based on the "Fixed Conversion Price" of AU$0.6435 per share) and a lower limit (being a "Floor Price" of AU$0.12 per share). The Floor Price imposes a limit on the potential dilutionary impact of any conversion of the Convertible Debentures.

Yorkville's right to convert the First Drawdown Convertible Debentures is subject to a cap, with respect to the number of underlying shares being issued upon conversion, equal to 95,466,845 shares, unless and until shareholder approval is obtained. This corresponds to the number of shares which NOVONIX can currently issue (inclusive of the Interest Equity Shares, described below) in compliance with ASX Listing Rule 7.1, without needing to obtain shareholder approval. In the absence of this conversion cap, the maximum number of underlying shares that could be issued upon conversion of the First Drawdown Convertible Debentures would have otherwise exceeded NOVONIX's current placement capacity.

Second Drawdown Convertible Debentures

The issue of the Second Drawdown Convertible Debentures is conditional upon NOVONIX receiving prior shareholder approval at the EGM. NOVONIX does not have available placement capacity under ASX Listing Rule 7.1 to issue the Second Drawdown Convertible Debentures, and, accordingly, the issue of the Second Drawdown Convertible Debentures is subject to obtaining shareholder approval at an EGM.

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The Second Drawdown Convertible Debentures will be issued shortly after the EGM but the funds associated with those securities will not be fully drawn upon issue. NOVONIX's ability to draw down these funds is subject to certain conditions precedent, including (among other conditions) that the total amount of Convertible Debentures outstanding at the time of the proposed drawdown does not exceed 20% of the Company's market capitalization, that the minimum average daily traded value of the Company is not less than AU$600,000 per day during any 20 trading days in a consecutive 30 trading day period, and that no material adverse effect has occurred and is subsisting in relation to NOVONIX at the relevant drawdown date.

Additional Drawdown Convertible Debentures

The issue of the Additional Drawdown Convertible Debentures is conditional upon NOVONIX receiving shareholder approval at the EGM. NOVONIX does not have available placement capacity under ASX Listing Rule 7.1 to issue the Additional Drawdown Convertible Debentures, and, accordingly, the issue of the Additional Drawdown Convertible Debentures is subject to obtaining shareholder approval at the EGM.

The Additional Drawdown Convertible Debentures will be issued shortly after the EGM, but the funds associated with those securities cannot be drawn down without the prior agreement of NOVONIX and Yorkville. If NOVONIX and Yorkville do not agree to draw down the additional funds, then the Additional Drawdown Convertible Debentures will be cancelled. The same conditions precedent to draw down on the Second Convertible Debentures apply to the Additional Drawdown Convertible Debentures.

Interest Equity Shares

The Company has also today issued 783,867 shares to Yorkville (pursuant to its available placement capacity under ASX Listing Rule 7.1) in prepayment of the first three months of interest payable on the First Drawdown Convertible Debentures (the “Interest Equity Shares”), subject to certain interest true-up mechanics, to the extent necessary, outlined in the Funding Agreement.

Summary of Material Terms

Further details of the material terms of the Funding Agreement are set out in Appendix 1 of this announcement.

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This announcement has been authorized for release by Ron Edmonds, Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

Media Contacts:
NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding the commencement of shipment of commercial-grade synthetic graphite from Riverside later this year and mass production starting next year, and the use and benefit of the proceeds from the Convertible Debentures.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking

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statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government support and, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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Appendix 1 – Material Terms of Funding Agreement

Topic	Summary
Issuer	NOVONIX Limited (ACN 157 690 830) (Company).
Investor	YA II PN, Ltd (Yorkville)
Principal amount, face value and issue price

The Company may issue up to 100,000,000 Convertible Debentures with an aggregate face value of US$100,000,000.

Each Convertible Debenture will have a face value of US$1.00.

The Company will receive US$0.95 in funding for each Convertible Debenture issued.

Amount of funds to be advanced by Investor

Up to US$57,000,000, with an additional funding tranche of up to US$38,000,000 (or such lesser amount as the parties mutually agree), able to be drawn down by mutual agreement between the parties.

In total, US$95,000,000.

Status	The Convertible Debentures constitute direct, unconditional, unsecured obligations of the Company.
Tranches

The Convertible Debentures will be issued in the following tranches:

•
24,500,000 Convertible Debentures with an aggregate face value of US$24,500,000 representing an aggregate funding amount of US$23,275,000, on or about 25 July 2025 (First Tranche Convertible Debentures); and
•
subject to the Company obtaining shareholder approval for the purposes of ASX Listing Rule 7.1 and for all other purposes:
•
35,500,000 Convertible Debentures with an aggregate face value of US$35,500,000 representing an aggregate funding amount of US$33,725,000 (Second Tranche Convertible Debentures); and
•
40,000,000 Convertible Debentures with an aggregate face value of US$40,000,000 representing an aggregate funding amount of US$38,000,000 (Additional Tranche Convertible Debentures).

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Topic	Summary
Drawdown of funds

An amount equal to 95% of the full-face value of the First Tranche Convertible Debentures may be drawn by the Company upon issue of the First Tranche Convertible Debentures (First Drawdown).

An amount equal to 95% of the face value of the Second Tranche Convertible Debentures may be drawn progressively, as follows:

•
up until 180 days after the First Drawdown, the total amount drawn down by the Company on the First Drawdown Convertible Debentures and Second Drawdown Convertible Debentures (which represents, in aggregate, US$57,000,000 in funding) must not exceed in total US$33,725,000 at any time (Second Drawdown); and
•
on the date that is 180 days after the First Drawdown, the Company may draw down the balance of the First Drawdown and the Second Drawdown not yet drawn down by the Company (Final Drawdown).

At any time up until the date that is 18 months following the date that the Company obtains shareholder approval, and with mutual agreement between the Company and Yorkville, the Company may draw down up to US$38,000,000 (or such lesser amount as the parties mutually agree) (Additional Drawdown). If the Company and Yorkville do not mutually agree to the Additional Drawdown, the Additional Tranche Convertible Debentures will be cancelled.

Conditions Precedent

The Second Drawdown, Final Drawdown and Additional Drawdown are conditional upon the satisfaction (or waiver) of certain conditions precedent at the time of the relevant drawdown, including:

•
the total amount outstanding under the Convertible Debentures not exceeding 20% of the Company's market capitalisation;
•
the minimum average daily traded volume of the Company being not less than AU$600,000 per day during any 20 Trading Days in a consecutive 30 Trading Day period;

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Topic	Summary

•
the trading price of the Shares on ASX being greater than 200% of the Floor Price (as defined below);
•
no material adverse effect occurring or subsisting in relation to the Company at the proposed drawdown date; and
•
customary statements and certificates being delivered by the Company to the Investor.

Maturity Date

Each First Tranche Convertible Debenture matures on the day which is 18 months after the date of the First Drawdown, unless earlier redeemed or converted.

Each Second Tranche Convertible Debenture:

•
which represents the Second Drawdown matures on the day which is 18 months after the date of the Second Drawdown; and
•
which represents the Final Drawdown matures on the day which is 18 months after the date of the Final Drawdown,

unless earlier redeemed or converted.

Each Additional Tranche Convertible Debenture matures on the day which is 18 months after the date of the Additional Drawdown, unless earlier redeemed or converted.

Interest Rate	5% per annum (unless an event of default has occurred and is subsisting, in which case additional default interest accrues at the rate of 13% per annum).
Interest Payment Dates	Semi-annually up to the Maturity Date, and upon conversion of any Convertible Debentures.
Interest Equity Shares

The Company will issue a number of Shares (Interest Equity Shares) to Yorkville simultaneously with the issue of the First Tranche Convertible Debentures, as prepayment of interest payable on the full-face value of the First Tranche Convertible Debentures for the first three-month period commencing on the date of the First Drawdown (First Interest Period).

The number of Interest Equity Shares to be issued is determined based on the maximum amount of interest payable on the full-face

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Topic	Summary

value of the First Tranche Convertible Debentures for the First Interest Period (being US$302,055) (Base Prepayment) divided by the closing price of the Shares on the ASX on 23 July 2025 (after applying the AUD/USD exchange rate on that date).

If the actual amount of interest that would otherwise be payable on the face value of the First Tranche Convertible Debentures as at the end of the First Interest Period is less than the Base Prepayment, the amount of the over payment will be deducted from any future payments of interest by the Company until there is no difference between the Base Prepayment and such actual amount. To the extent that the over payment has not been fully deducted at the end of the First Interest Period, any conversions of the First Tranche Convertible Debentures by Yorkville will be adjusted accordingly.

Interest Payments	Interest is to be paid in cash, Shares or a combination of both cash and Shares.
Ranking on conversion	Shares issued on conversion are fully paid ordinary shares in the capital of the Company (Shares), having all the rights set out in the Company's constitution.
Conversion by Yorkville

Subject to the caps on conversions described below, Yorkville may elect to convert one or more Convertible Debentures into Shares at any time after the date of issue at the Conversion Price (described below), up until but excluding the date that is three Trading Days prior to the relevant Maturity Date.

In respect of the First Tranche Convertible Debentures, Yorkville's right to convert the First Tranche Convertible Debentures is capped at 95,466,845 Shares (less the amount of Interest Equity Shares), unless and until shareholders approve the issue of the underlying Shares.

In respect of the Second Tranche Convertible Debentures and the Additional Tranche Convertible Debentures, Yorkville is only entitled to convert such number of Second Tranche Convertible Debentures that represents the amounts of the Second Drawdown and Final Drawdown, and such number of Additional Tranche Convertible Debentures that represents the amount of the Additional Drawdown, that have been drawn by the Company at the time of the proposed conversion.

Conversion Price	The Conversion Price is the price equal to the greater of: • the "Floor Price" of AU$0.12, which represents 20% of the closing price of the Shares on ASX on 23 July 2025 (being

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Topic	Summary

AU$0.585), rounded up to the nearest whole cent (Floor Price); and
•
the lower of:
•
the "Variable Conversion Price", being
•
95% of the volume weighted average market price (in A$) of the Shares on the ASX in respect of a Share on any Trading Day, as reported by Bloomberg or an alternative reputable reporting platform (VWAP), of the Shares on ASX over the five consecutive Trading Days preceding the proposed conversion; or
•
if the total trading volume of the Shares on any Trading Day on ASX is zero, the lower of the day prior to, or after, such date; and
•
the "Fixed Price" of a price equivalent to 110% of the price of the Shares on ASX on the Trading Day immediately prior to the date of the Funding Agreement (Fixed Conversion Price).

Conversion Price Adjustments

The Conversion Price will be adjusted where a security structure event occurs. A security structure event includes any consolidation, subdivision or pro-rata cancellation of the Company's issued capital, payment of a dividend in Shares or distribution of Shares, and excludes rights offerings and bonus issues.

Early redemption by the Company

At any time until the date that is three months prior to the relevant maturity date, the Company may redeem all or part of the outstanding Convertible Debentures in cash at a price equal to 110% of the amount outstanding, provided that:

•
the average of the seven daily VWAPs of the Shares on ASX preceding the proposed early redemption; and
•
the VWAP of the Shares on ASX on the day prior to the proposed early redemption,

are each less than the Fixed Conversion Price.

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Topic	Summary
Mandatory redemption for Amortisation Event

If an Amortisation Event occurs, the Company must redeem Convertible Debentures representing 20% of the amount outstanding at the time of the Amortisation Event by paying such amount to the Investor in cash.

An Amortisation Event occurs where:

•
the daily VWAP of the Shares on ASX on any five of any seven consecutive days is lower than the Floor Price; or
•
the Company has issued in excess of 90,693,503 Shares.

Redemption at Maturity	Automatic redemption on the relevant Maturity Date at an amount equal to the face value of the outstanding Convertible Debentures.
Negative Covenants

Restrictions on further financial indebtedness by the Company and on entering into variable rate transactions (i.e., transactions involving the issue of convertible securities at a variable conversion rate) without Yorkville's written approval.

Events of default

The Funding Agreement contains certain customary events of default, including:

•
breach by the Company of any of its material obligations or negative covenants;
•
failure by the Company to pay any cash amount due on or within five business days of its due date;
•
failure by the Company to issue Shares to the Investor upon conversion, or failure to procure quotation of Shares;
•
the Company becomes insolvent, or an order is made or an effective resolution passed for the winding-up or dissolution, judicial management or administration of the Company or any subsidiary; and
•
it becomes unlawful for the Company to perform or comply with any one or more of its obligations, or for the Investor to convert any Convertible Debentures or hold any Shares.

Following an event of default and subject to any applicable cure period, Yorkville may declare all amounts outstanding in respect of the Convertible Debentures and all other amounts payable

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Topic	Summary

immediately due and payable, or may require conversion of some or all Convertible Debentures at a conversion price which is equal to 80% of the lowest daily VWAP over the 10 consecutive Trading Days preceding the conversion.

Transfer Restrictions

Yorkville may transfer Convertible Debentures to any affiliate without the Company's prior written consent to the proposed transfer, provided that the transferee agrees in writing to be bound by the Funding Agreement.

Change of Control

If a change of control transaction results in a bidder under a takeover bid acquiring a relevant interest in at least 50% of the Shares, or an acquirer becoming entitled to acquire 100% of the Shares under a scheme of arrangement, and Yorkville has not converted or redeemed all of its Convertible Debentures, the Company may elect to redeem all of the outstanding Convertible Debentures in cash at a redemption price equal to 110% of the amount outstanding on the Convertible Debentures.

Quotation	The Convertible Debentures will not be quoted on ASX or any other exchange. The Company must apply to the ASX for quotation of the Shares issued upon conversion of the Convertible Debentures.
Governing Law	The Funding Agreement is governed by Western Australian law.

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